As confidentially submitted to the U.S. Securities and Exchange Commission on October 16, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRIACELL THERAPEUTICS CORP.
(Exact name of registrant as specified in its charter)

British Columbia	2834	47-1099599
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

Suite 300 - 235 15th Street

West Vancouver, BC V7T 2X1

(604) 921-1810

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. William V. Williams

Chief Executive Officer

Suite 300 - 235 15th Street

West Vancouver, BC V7T 2X1, Canada

(604) 921-1810

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Sichenzia, Esq. Avital Perlman, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930-9700	Virgil Hlus, Esq. Andrew Stewart, Esq. Cozen O’Connor LLP Bentall 5, 550 Burrard Street, Suite 2501 Vancouver, BC V6C 2B5, Canada Telephone: (604) 674-9170

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED OCTOBER 16, 2025

Up to                 Common Shares

Up to                 Pre-Funded Warrants to purchase up to                Common Shares

Up to                 Common Shares Underlying such Pre-Funded Warrants

BriaCell Therapeutics Corp.

This is a firm commitment public offering (the “Offering”) of up to      common shares, no par value per share, of BriaCell Therapeutics Corp. based on an assumed public offering price of $         per share (which is the last reported sales price of our common shares on the Nasdaq Capital Market (“Nasdaq”) on October     , 2025).

We are also offering to certain purchasers, if any, whose purchase of common shares in this Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding common shares immediately following the consummation of this Offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants, (the “Pre-Funded Warrants”), in lieu of common shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding common shares. Each Pre-Funded Warrant will be immediately exercisable for one common share and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The purchase price of each Pre-Funded Warrant will equal the price per share at which the common shares are being sold to the public in this Offering, minus $0.001, and the exercise price of each Pre-Funded Warrant will be $0.001 per share. For each Pre-Funded Warrant we sell, the number of common shares we are offering will decrease on a one-for-one basis. This Offering also relates to the common shares issuable upon exercise of any Pre-Funded Warrants sold in this Offering.

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information” carefully before you invest in any of our securities.

Our common shares are listed on Nasdaq and the Toronto Stock Exchange (“TSX”) under the symbols “BCTX” and “BCT”, respectively, and our public warrants are listed on Nasdaq under the symbols “BCTXW” and “BCTXZ”. On October 15, 2025, the last reported sale price of our common shares on Nasdaq was $11.72 per share, the last reported sale price of our BCTXW public warrants on Nasdaq was $0.0507 per warrant and the last reported sale price of our BCTXZ public warrants on Nasdaq was $0.4399 per warrant. The actual public offering price per common share sold in this Offering will be determined between us and the representative of the underwriters based on market conditions at the time of pricing and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

We are an “emerging growth company,” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary - Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors beginning on page 7 of this prospectus before purchasing our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus have not been and will not be qualified for sale under the securities laws of any province or territory of Canada or to any resident of Canada and may not be offered or sold, directly or indirectly, in Canada, or to or for the account of any resident of Canada. This prospectus has not been filed in respect of, and will not qualify, any distribution of these securities in any province or territory of Canada.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	We refer you to “Underwriting” beginning on page 22 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative to purchase from us, at the public offering price, less the underwriting discounts, up to additional common shares and/or Pre-Funded Warrants, solely to cover over-allotments, if any.

The underwriters expect to deliver the securities sold in this Offering to the purchasers on or about            , 2025.

ThinkEquity

The date of this prospectus is                , 2025.

i

ABOUT THIS PROSPECTUS

We have not, and the underwriters have not, authorized anyone to provide any information to you or to make any representations other than those contained in, or incorporated by reference into, this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to, the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front cover of the document or that any information that we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any applicable prospectus supplement is delivered, or securities are sold, on a later date. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to this Offering. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the applicable prospectus supplement or post-effective amendment, as applicable. Before purchasing any securities, you should carefully read this prospectus, any prospectus supplement and any post-effective amendment together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Neither we nor the underwriters have taken any action to permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this Offering or possession or distribution of this prospectus or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus and any applicable free writing prospectus must inform themselves, and observe any restrictions relating to, the Offering and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

1

PROSPECTUS SUMMARY

The following summary highlights information contained or incorporated by reference elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and other documents incorporated by reference herein, as well as the information under the caption “Risk Factors” herein and under similar headings in the other documents that are incorporated by reference into this prospectus including documents that are filed after the date hereof. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections included in or incorporated by reference herein. In this prospectus, unless otherwise stated or the context otherwise requires, references to the “Company,” “we,” “our,” “BriaCell” and “us” refer to BriaCell Therapeutics Corp., and its subsidiaries, unless otherwise indicated or required by the context.

Overview

BriaCell Therapeutics Corp. (“Briacell” or the “Company”) is a clinical-stage biotechnology company that is developing novel immunotherapies to transform cancer care. Immunotherapies have come to the forefront in the fight against cancer as they harness the body’s own immune system to recognize and destroy cancer cells. The Company is currently advancing its Bria-IMT™ targeted immunotherapy in combination with an immune check point inhibitor (Retifanlimab) in a pivotal1 Phase 3 study in metastatic breast cancer (listed on ClinicalTrials.gov as NCT06072612). Bria-IMT™ is currently under Fast Track Designation by the U.S. Food and Drug Administration (the “FDA”) intended to accelerate the review process of novel treatments that address unmet medical needs. Positive completion of the pivotal study, following review by FDA, could lead to full approval of the Bria-IMT™ immune checkpoint inhibitor combination in metastatic breast cancer. BriaCell has reported benchmark-beating patient survival and clinical benefit in metastatic breast cancer with median overall survival of 13.4 months in BriaCell’s metastatic breast cancer patients vs. 6.7-9.8 months2 for similar patients reported in the literature in its Phase 2 study of Bria-IMT™ combination study with retifanlimab. Additionally, BriaCell reported median overall survival of 16.5 months in Phase 2 Bria-IMT™ study patients treated in combination with immune checkpoint inhibitor in patients treated with the Phase 3 formulation since 2022 (post-COVID). A completed Bria-IMT™ Phase 1 combination study with retifanlimab (an anti-PD1 antibody manufactured by Incyte) confirmed tolerability and early-stage efficacy. BriaCell Phase 1/2 Study of Bria-OTS™, BriaCell’s personalized off-the-shelf immunotherapy, also known as Bria-BRES™, in metastatic breast cancer is ongoing (listed on ClinicalTrials.gov as NCT06471673). The first patient treated with 4 inoculations of cells (single agent) demonstrated complete resolution of a lung metastasis. BriaCell is currently developing Bria-OTS™ and its advanced form, Bria-OTS+™, as a platform technology for personalized off-the-shelf immunotherapies for numerous types of cancer. In September 2024, the Company announced BriaCell had received positive feedback from its Pre-Investigational New Drug Application (Pre-IND) meeting with FDA for Bria-PROS+™ for prostate cancer.

1 “Pivotal” is an industry term referring to a Phase 3 clinical study intended to show and confirm the safety and efficacy of a treatment.

2 Cortes J, et al. Annals of Oncology 2018; Kazmi S, et al. Breast Cancer Res Treat. 2020 Aug 17; O’Shaughnessy J et al. Breast Cancer Res Treat. 2022; Tripathy D, et al. JAMA Oncol. 2022.

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Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

● engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

● comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

● comply with new or revised accounting standards applicable to public companies as quickly as other public companies;

● submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

● disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

● our reporting $1.235 billion or more in annual gross revenues;

● our issuance, in a three-year period, of more than $1 billion in non-convertible debt;

● the end of the fiscal year in which the market value of our common shares held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

● July 31, 2026.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Share Consolidations

A one-for-15 consolidation of our issued and outstanding common shares became effective under the corporate law of British Columbia, Canada on January 24, 2025 and the post-consolidation common shares commenced trading on the TSX and Nasdaq on January 29, 2025. A one-for-10 consolidation of our issued and outstanding common shares became effective under the corporate law of British Columbia, Canada on August 25, 2025 and the post-consolidation common shares commenced trading on the TSX and Nasdaq on August 25, 2025. Unless otherwise noted, the share and per share information in this prospectus reflects the effect of the consolidations.

Corporate Information

Our principal executive offices are located at Suite 300-235 15th Street, West Vancouver, BC V7T 2XI. Our telephone number is (604) 921-1810. Our corporate website is www.briacell.com.

The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus in deciding whether to purchase our securities.

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THE OFFERING

Common shares being offered	[*] common shares (or [*] common shares if the representative exercises its option to purchase additional shares in full) based on an assumed public offering price of $[*] per share (which is the last reported sale price of our common shares on Nasdaq on October[*], 2025).

Pre-Funded Warrants offered by us	Each Pre-Funded Warrant will be exercisable for one common share, will have an exercise price of $0.001 per share, will be immediately exercisable, and will not expire prior to exercise. We are also offering Pre-Funded Warrants to purchase up to [*] common shares in lieu of common shares to any purchaser whose purchase of common shares in this Offering would otherwise result in such purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common shares immediately following the consummation of this Offering. This Prospectus also relates to the offering of the common shares issuable upon exercise of the Pre-Funded Warrants. For each Pre-Funded Warrant that we sell, the number of common shares that we are selling in the Offering will decrease on a one-for-one basis.

Number of common shares outstanding immediately before this Offering	1,883,906 issued and outstanding as of October 16, 2025.

Number of common shares to be outstanding after this Offering(1)	[*] shares, (or [*] shares if the representative exercises its option to purchase additional shares in full, based on an assumed public offering price of $[*] per share (which is the last reported sale price of our common shares on Nasdaq on October [*], 2025) and assumes no sale of Pre-Funded Warrants, which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis.

Option to purchase additional shares and Pre-Funded Warrants	We have granted a 45-day option to the representative to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to [*] additional common shares and/or [*] Pre-Funded Warrants solely to cover over-allotments, if any.

Use of proceeds

We expect to receive net proceeds, after deducting the underwriting discounts and commissions and estimated expenses payable by us, of approximately $ [*] million (or approximately $[*] million if the representative exercises its option to purchase additional shares in full).

We currently intend to use the net proceeds from this Offering to fund working capital requirements, general corporate purposes and the advancement of business objectives. See “Use of Proceeds”.

4

Trading	Our common shares are listed on Nasdaq under the symbol “BCTX” and on the TSX under the symbol “BCT”. There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

Risk Factors	Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus, and the other information included, or incorporated by reference, in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our securities.

(1)	The number of common shares to be outstanding following this Offering is based on 1,883,906 outstanding common shares as of October 16, 2025, and excludes:

●	1,681,986 common shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $58.86;
●	50,951 common shares issuable upon the exercise of outstanding options, at a weighted average exercise price of $242.43; and
●	205,936 common shares issuable upon the conversion of outstanding restricted share units, at a weighted average exercise price of $0.01.

Unless otherwise indicated, this prospectus also assumes no sale of Pre-Funded Warrants, no exercise of the warrants to be issued to the representative (the “Representative’s Warrants”) and no exercise by the representative of its option to purchase additional common shares.

5

SUMMARY FINANCIAL DATA

The following tables set forth summary financial data as of and for the years ended, July 31, 2025 and 2024, and should be read together with our consolidated financial statements and the related notes incorporated by reference herein, as well as the section of this prospectus entitled “Risk Factors” appearing elsewhere in this prospectus. The summary financial data as of, and for the years ended, July 31, 2025 and 2024 are derived from our audited financial statements included or incorporated by reference into this prospectus. Our historical results are not necessarily indicative of our future results, and our operating results for the year ended July 31, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending July 31, 2026 or any other interim periods or any future year or period. The summary of consolidated financial data as of, and for the years ended July 31, 2025 and 2024 have been retrospectively adjusted to reflect a 1-for-15 share consolidation, which became effective under the corporate law of British Columbia, Canada on January 24, 2025, and a 1-for-10 share consolidation, which became effective under the corporate law of British Columbia, Canada on August 25, 2025. No other changes to our historical financial statements were made in recasting the amounts set forth below.

	Year ended
	July 31,
	2025	2024
Operating expenses:
Research and development expenses	$21,270,678	27,177,807
General and administrative expenses	5,934,125	6,152,269
Total operating expenses	27,204,803	33,330,076

Operating loss	(27,204,803)	(33,330,076)
Financial income, net	114,511	262,566
Change in fair value of the warrant liability	758,364	28,242,472
Share of loss on equity investment	(224,212)	(106,510)
Net loss for the year	$(26,556,140)	$(4,931,548)
Net loss attributable to non-controlling interest	(244,273)	(140,082)
Net loss for the year attributable to BriaCell	(26,311,867)	(4,791,466)
Net loss per share attributable to BriaCell – basic and diluted	$(62.19)	$(43.68)
Weighted average number of shares (*) used in computing net loss per share attributable to ordinary shareholders, basic and diluted	423,114	109,699

	July 31, 2025
	Actual	Unaudited, As Adjusted (1)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,493,808	$
Short-term investments	7,372,473
Amounts receivable and prepaid expenses	2,060,295
Total current assets	19,926,576

NON-CURRENT ASSETS:
Equity investment in BC Therapeutics	524,278
Intangible assets, net	184,525
Property and equipment, net	296,819
Long term prepaid expenses	717,508
Total non-current assets	1,723,130

Total assets	$21,649,706	$

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Trade payables	$3,283,703	$
Accrued expenses and other payables	694,285
Total current liabilities	3,977,988

NON-CURRENT LIABILITIES:
Warrant liability	337,672
Total non-current liabilities	$337,672	$

Total shareholders’ equity	17,334,046

Total liabilities and shareholders’ equity	$21,649,706	$

(1)	The as adjusted balance sheet data gives effect to the assumed net proceeds from this Offering.

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RISK FACTORS

Investing in our securities is highly speculative and involves a significant degree of risk. You should carefully consider the following risks and uncertainties as well as the risks and uncertainties described in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended July 31, 2025 (the “2025 Form 10-K”), as well as in our subsequent Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”), which filings are incorporated in this prospectus by reference in their entirety. These risk factors could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below or incorporated by reference herein may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common shares could decline and you may lose all or part of your investment.

Risks Related to this Offering and Ownership of our Securities

If we are unable to maintain listing of our securities on Nasdaq, the TSX or any stock exchange, our share price could be adversely affected and the liquidity of our common shares and our ability to obtain financing could be impaired and it may be more difficult for our shareholders to sell their securities.

Although our common shares are currently listed on Nasdaq and the TSX, we may not be able to continue to meet Nasdaq’s minimum listing requirements or those of any other national exchange. If we are unable to maintain listing of our common shares on Nasdaq or the TSX or if a liquid market for our common shares does not develop or is not sustained, our common shares may remain thinly traded.

On July 3, 2024, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 33 consecutive business days from May 15, 2024, to July 2, 2024, the Company did not meet the minimum MVLS of $35,000,000, $2.5 million shareholders’ equity or $500,000 of net income from continuing operations requirements for The Nasdaq Capital Market set forth in Listing Rules 5550(b)(2), 5550(b)(1), or 5550(b)(3) (the “Rules”) required for continued listing pursuant to Nasdaq Listing Rule 5550(b)(2). The letter also indicated that the Company would be provided with a compliance period of 180 calendar days, or until December 30, 2024, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

On December 18, 2024, we received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that based on our shareholders’ equity, we comply with the Rules and the matter is now closed.

In addition, on August 22, 2024, the Company received a letter from the Nasdaq Listing Qualifications Department notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s common shares have been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company regained compliance with the Minimum Bid Price Requirement on February 12, 2025.

Under amended Nasdaq Listing Rule 5810(c)(3)(A)(iv) (the “Nasdaq Excessive Reverse Stock Split Rule”), companies are now limited by how many times they can effect reverse stock splits within a certain time period to regain compliance with the minimum bid price requirement. Under the Nasdaq Excessive Reverse Stock Split Rule, if a company’s common shares fail to meet the minimum bid price requirement and the company has effected a reverse stock split within the prior one-year period, it will not be eligible for any compliance period to address a bid price deficiency. Accordingly, if our common shares fall out of compliance with the minimum bid requirement within a one-year period following our August 25, 2025 share consolidation, we will be issued a delisting determination rather than being granted a compliance period. Under these circumstances, we could appeal the delisting determination to a Hearings Panel, during which time any suspension or delisting action will be stayed. This amendment builds upon a 2020 rule change, which established an automatic delisting threshold for companies that have conducted one or more reverse stock splits within a two-year period with a cumulative ratio of 250 shares or more to one. Companies that meet this threshold are also ineligible for a compliance period and are subject to delisting (subject to a stay pursuant to the appeal processes).

If Nasdaq determines to delist our securities from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our common shares;
●	the market price of our common shares;
●	our ability to obtain financing for the continuation of our operations;
●	the number of investors that will consider investing in our common shares;
●	the number of market makers in our common shares;
●	the availability of information concerning the trading prices and volume of our common shares; and
●	the number of broker-dealers willing to execute trades in our common shares.

Investors in this Offering will experience immediate and substantial dilution in the book value of their investment.

The public offering price will be substantially higher than the net tangible book value per share of our outstanding common shares. As a result, investors in this Offering will incur immediate dilution of $[*] per share based on the assumed public offering price of $[*] per common share sold in this Offering. Investors in this Offering will pay a price per common share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this Offering. The description in this paragraph assumes no sale of Pre-Funded Warrants, which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis.

Our management will have broad discretion over the use of the proceeds we receive in this Offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this Offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this Offering to fund working capital requirements, general corporate purposes and the advancement of business objectives. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this Offering.

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We may seek to raise additional funds or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our common shares.

Any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common shares. Any issuances by us of equity securities may be at or below the prevailing market price of our common shares and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our common shares to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our common shares, which may be highly dilutive. The holders of any securities or instruments we may issue may have rights superior to the rights of our common shareholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our common shares, it may negatively impact the trading price of our common shares and you may lose all or part of your investment.

There is no public market for the Pre-Funded Warrants being offered in this Offering.

There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Pre-Funded Warrants will be limited.

Holders of the Pre-Funded Warrants will have no rights as a common shareholder until they acquire our common shares, except as otherwise set forth therein.

Until holders of the Pre-Funded Warrants acquire our common shares upon exercise of the Pre-Funded Warrants, the holders will have no rights with respect to our common shares issuable upon exercise of the Pre-Funded Warrants, except as otherwise set forth in the Pre-Funded Warrants. Upon exercise of the Pre-Funded Warrants, the holder will be entitled to exercise the rights of a common shareholder as to the security exercised only as to matters for which the record date occurs after the exercise.

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A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to price volatility in our common shares.

Following this Offering, investors may short sell our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. Short selling involves selling securities that are not owned at the time of sale with the expectation that the market price will decline, enabling the investor to repurchase those securities at a lower price. To the extent aggregate short exposure exceeds the number of our common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common shares that are not directly correlated to the performance or prospects of our company and once investors purchase the common shares necessary to cover their short position the price of our common shares may decline. This dynamic may occur regardless of our actual financial condition, results of operations or prospects. A short squeeze, or the perception that it could occur, may lead to extreme and temporary increases in the price of our common shares that are not sustainable and are unrelated to our underlying business fundamentals. Once the buying activity associated with covering short positions subsides, our share price may experience a rapid decline, resulting in significant losses to investors who purchase our shares at inflated levels.

This Offering may cause the trading price of our common shares to decrease.

The number of common shares and/or Pre-Funded Warrants and the underlying common shares we propose to issue and ultimately will issue if this Offering is completed, may result in an immediate decrease in the trading price of our common shares. This decrease could occur immediately upon announcement or completion of this Offering and may continue for an extended period thereafter. We cannot predict the effect, if any, that the availability of shares for future sale represented by the Pre-Funded Warrants issued in connection with the Offering will have on the trading price of our common shares from time to time. The holders of Pre-Funded Warrants may choose to exercise their warrants and sell the underlying common shares at times when it is advantageous to them, which could further increase the number of common shares available for sale in the public market and exacerbate price declines. Because the timing and volume of sales of our common shares following the exercise of the Pre-Funded Warrants are uncertain, the market price of our common shares may be volatile and subject to fluctuations unrelated to our operating performance or prospects.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this Offering.

You should carefully evaluate all of the information in this prospectus before investing in our company. We may receive media coverage regarding our company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this Offering, and you should not rely on unauthorized information in making an investment decision.

Risks Related to Our Business

Regulations are constantly changing, and in the future our business may be subject to additional regulations that increase our compliance costs.

We believe we understand the current laws and regulations to which our products and product candidates are and will be subject. However, federal, state and foreign laws and regulations relating to the sale of our products are subject to future changes, as are administrative interpretations of laws and regulations. If we fail to comply with such federal, state or foreign laws or regulations, we may fail to obtain regulatory approval for our products and, if we have already obtained regulatory approval, we could be subject to enforcement actions, including injunctions preventing us from conducting our business, withdrawal of clearances or approvals and civil and criminal penalties. In the event that federal, state, and foreign laws and regulations change, we may incur additional costs to seek government approvals, in addition to the clearance from the FDA in order to sell or market our products. If we are slow or unable to adapt to changes in existing regulatory requirements or the promulgation of new regulatory requirements or policies, we or our licensees may, following approval, lose marketing approval for our products which will impact our ability to conduct business in the future.

The FDA’s upcoming actions regarding regulations, guidance, and enforcement are particularly unpredictable, as a result of the change of presidential administration in early 2025, which is expected to bring significant changes to policy initiatives.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

We own patents, trademarks, copyrights, and other forms of intellectual property related to our business, and we license intellectual property rights from third parties. The U.S. Government generally receives non-exclusive licenses to certain intellectual property we develop. As a result, our intellectual property on which we depend and our access to and use of certain supplier intellectual property could be negatively affected.

Our intellectual property is also subject to challenge, invalidation, misappropriation, or circumvention by third parties. In the event of infringement of our intellectual property rights, breach of a confidentiality agreement, or unauthorized disclosure of proprietary information, we may not have adequate legal remedies to protect our intellectual property. Litigation to determine the scope of our rights, even if successful, could be costly and a diversion of management’s attention. In addition, trade secrets may otherwise become known or be independently developed by competitors. If we are unable adequately to protect our intellectual property rights, our business could be adversely affected.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” “strategy,” “future,” “likely,” and similar expressions are intended to identify forward-looking statements.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. We have based these forward-looking statements largely on our current expectations about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures, spinouts or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of securities in this Offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $[*] million (or $[*] million if the representative exercises its option to purchase additional shares in full), assuming no sale of Pre-Funded Warrants.

We currently expect to use the net proceeds from this Offering to fund working capital requirements, general corporate purposes and the advancement of business objectives. The amounts and timing of these expenditures will depend on numerous factors, including the development of our current business initiatives. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this Offering and our management will have discretion and flexibility in applying the net proceeds of this Offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. We may use the proceeds of this Offering for purposes with which you do not agree. Moreover, our management may use the net proceeds for corporate purposes that may not result in our being profitable or increase our market value.

A $0.10 increase (decrease) in the assumed public offering price of $[*] per common share would increase (decrease) the net proceeds to us from this Offering by approximately $[*] million, assuming the number of common shares offered by us, as set forth on the cover of this prospectus, remains the same and assuming no sale of Pre-Funded Warrants and, after deducting underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of [*] or [*] in the number of common shares offered by us in this Offering, would increase (decrease) the net proceeds to us from this Offering by approximately $[*] million or $[*] million, respectively, assuming the public offering price of $[*] per share, remains the same and assuming no sale of Pre-Funded Warrants and, after deducting underwriting discounts and commissions and estimated expenses payable by us. The information above is illustrative only and will change based on the actual public offering price and other terms of this Offering determined at pricing.

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CAPITALIZATION

The following table sets forth our capitalization as of July 31, 2025 as follows:

●	on an actual basis; and
●	on an as adjusted, basis to reflect the issuance and sale by us of [*] common shares in this Offering at the assumed public offering price of $[*] per common share (which is the last reported sale price of our common shares on Nasdaq on October [*], 2025) and assuming no exercise of the representative’s over-allotment option and no sale of Pre-Funded Warrants, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only. Our capitalization following the closing of this Offering will change based on the actual public offering price and other terms of this Offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in the 2025 Form 10-K.

	As of July 31, 2025
	Audited,	Unaudited,
	Actual	As adjusted

Cash and Cash Equivalents	$10,493,808	$

Stockholders’ Equity
Common shares, no par value per share, unlimited shares authorized 1,883,906 shares outstanding as of July 31, 2025; [*] shares outstanding on an as adjusted basis;	101,739,923
Share-based payment reserve	10,316,140
Warrant reserve	17,719,026
Accumulated other comprehensive loss	(138,684)
Non-controlling Interest	(546,795)
Accumulated Deficit	(111,755,564)
Total stockholders’ equity	17,334,046
Total capitalization	$17,334,046	$

The table above is based on 1,883,906 common shares outstanding as of July 31, 2025; assumes no exercise of the representative’s over-allotment option, no sale of Pre-Funded Warrants, and no exercise of the Representative’s Warrants to be issued in this Offering; and also excludes, as of July 31, 2025, the following:

●	1,681,986 common shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $58.86; and
●	13,251 common shares issuable upon the exercise of outstanding options, at a weighted average exercise price of $896.61.

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DILUTION

If you invest in our common shares in this Offering, your investment will be immediately and substantially diluted to the extent of the difference between the public offering price per common share and the pro forma net tangible book value per common share after giving effect to the Offering.

Our net tangible book value as of July 31, 2025 was approximately $17.1 million or $9.10 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of common shares outstanding.

The as adjusted net tangible book value dilution per common share to new investors represents the difference between the price per common share in the Offering and the as adjusted net tangible book value per common share immediately after completion of the Offering.

After giving effect to our sale of the common shares in the Offering at an assumed public offering price of $[*] per share (and assuming no sale of Pre-Funded Warrants), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of July 31, 2025, would have been $[*] million, or $[*] per common share. This represents an immediate [increase/decrease] in as adjusted net tangible book value of $[*] per common share to existing shareholders and an immediate dilution in net tangible book value of $[*] per share of common share to investors in Offering, as illustrated in the following table, based on shares outstanding as of July 31, 2025.

Assumed offering price per share	$	[*]
Actual Net tangible book value per share before this Offering(1)		$9.10
Increase (decrease) in net tangible book value per share attributable to new investors(2)	$	[*]
As adjusted net tangible book value per share after this Offering(3)	$	[*]
Immediate dilution in as adjusted net tangible book value per share to new investors	$	[*]

(1)	Determined by dividing (i) net tangible book value (total assets less intangible assets) less total liabilities by (ii) the total number of common shares 1,883,906 issued and outstanding prior to the Offering.
(2)	Represents the difference between (i) as adjusted, net tangible book value per share after this Offering and (ii) net tangible book value per share as of July 31, 2025.
(3)	Determined by dividing (i) as adjusted, net tangible book value, which is our as adjusted net tangible book value plus the cash proceeds of this Offering, after deducting the estimated offering expenses payable by us, by (ii) the total number of common shares to be outstanding following this Offering.

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Each $[*] increase (decrease) in the assumed public offering price of $ [*] per common share would increase (decrease) the as adjusted net tangible book value per share after this Offering by $[*] per share and the dilution to new investors purchasing shares in this Offering by $[*] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares and/or Pre-Funded Warrants in full, the as adjusted net tangible book value per share after giving effect to the Offering would be $ [*] per share. This represents an immediate increase in as adjusted net tangible book value of $[*] per share to existing shareholders and immediate dilution of $[*] per share to new investors purchasing our common shares in this Offering.

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of common shares that we offer in this Offering, and other terms of this Offering determined at the time of pricing. The foregoing discussion and table assume (i) no issuance of Pre-Funded Warrants, which if sold, would reduce the number of common shares that we are offering on a one-for-one basis, (ii) no exercise by the underwriters of their over-allotment option and (iii) no exercise of the Representative’s Warrants to be issued in this Offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

The number of common shares outstanding set forth in the table above excludes, as of July 31, 2025:

●	1,681,986 common shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $58.86; and
●	13,251 common shares issuable upon the exercise of outstanding options, at a weighted average exercise price of $896.61.

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DESCRIPTION OF SECURITIES

The following information describes the authorized share capital of the Company, as well as certain provisions of our articles, as amended (the “Articles”). This description is only a summary. You should also refer to our Articles, which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Common Shares

As of the date hereof, our authorized share capital, as described in our notice of articles, consists of an unlimited number of common shares, without par value, of which approximately 1,883,906 common shares are issued and outstanding. All of our outstanding common shares are validly issued, fully paid and non-assessable.

Our common shares are the only securities with respect to which a voting right may be exercised at a meeting of the shareholders of the Company.

Dividends. Our shareholders are entitled to receive dividends, as may be declared from time to time and in the sole discretion of our board of directors. Dividends shall be paid according to the number of common shares owned. Dividends may take the form of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways. Shareholders are not entitled to notice of any dividend. We have never paid cash dividends on our common shares and we do not anticipate paying any dividends in the foreseeable future.

Voting Rights. Each common share is entitled to one vote at a meeting of shareholders of the Company.

Number of Holders

There are approximately [*] holders of our common shares as of October [*], 2025.

Pre-Funded Warrants to be Issued in this Offering

The following summary of certain terms and provisions of the Pre-Funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants.

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Duration and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price per share equal to $0.001. The Pre-Funded Warrants will be immediately exercisable and will expire when exercised in full. The exercise price and number of common shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reverse share splits, reorganizations or similar events affecting our common shares.

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of common shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99%/9.99% of the outstanding common shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. Purchasers of Pre-Funded Warrants in this Offering may also elect prior to the issuance of the Pre-Funded Warrants to have the initial exercise limitation set at 9.99% of our outstanding common shares.

Cashless Exercise

If, at the time a holder exercises its Pre-Funded Warrants, a registration statement registering the issuance of the common shares underlying the Pre-Funded Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the Pre-Funded Warrants.

Fractional Shares

No fractional common shares will be issued upon the exercise of the Pre-Funded Warrants. Rather, the number of common shares to be issued will, at our election, either be rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability

Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

There is no public trading market available for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system, and we do not expect a public trading market to develop. We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading market. Without a public trading market, the liquidity of the Pre-Funded Warrants will be extremely limited.

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Right as a Shareholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of common shares, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our common shares, including any voting rights, until they exercise their Pre-Funded Warrants. The Pre-Funded Warrants will provide that holders have the right to participate in distributions or dividends paid on common shares.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including (i) our merger or consolidation with or into another person, (ii) the sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets, (iii) any purchase offer, tender offer or exchange offer pursuant to which holders of our common shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding common shares or 50% or more of the voting power of our common equity, (iv) any reclassification, reorganization or recapitalization of our common shares or any compulsory share exchange or (v) any share purchase agreement or other business combination with another person or group of persons whereby such other person or group acquires 50% or more of our outstanding common shares or 50% or more of the voting power of our common equity, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction on a net exercise basis.

Description of Representative’s Warrants

We have agreed to issue to the representative warrants to purchase such number of common shares equal to 5% of the aggregate number of common shares and Pre-Funded Warrants sold in this Offering,. The Representative’s Warrants will be immediately exercisable at any time, and from time to time, in whole or in part, immediately following the closing of the Offering until the date which is five years from the effective date of the registration statement, at a per share price equal to 125% of the public offering price per common share in the Offering. The Representative’s Warrants will provide for customary anti-dilution provisions (the exercise price and number of common shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our common shares and the exercise price) consistent with Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110, and further, the number of shares underlying the Representative’s Warrants shall be reduced if necessary to comply with FINRA rules are regulations.

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Certain Important Provisions of our Articles and the BCBCA

The following is a summary of certain important provisions of our Articles and certain related sections of the Business Corporations Act (British Columbia) (“BCBCA”). Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our Articles and the BCBCA.

Directors

Power to vote on matters in which a director has a disclosable interest. Under the BCBCA, a director who has a material interest in a contract or transaction or who is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction, whether entered into or proposed to be entered into, if that contract or transaction is material to us, must disclose such interest to us. A director does not hold a disclosable interest in a contract or transaction if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director, or a person in whom the director has a material interest, for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director, or a person in whom the director has a material interest, is or is to be the guarantor of some or all of the loan; or (v) has been or will be made with or for the benefit of a corporation that is affiliated with us and the director is also a director or senior officer of that corporation or an affiliate of that corporation.

A director who holds a disclosable interest in a contract or transaction in which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction in which we have entered or propose to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest to us as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

Directors are also required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.

Directors’ power to determine the remuneration of directors. The remuneration of our directors is determined by our directors subject to our Articles. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any of our employees (including executive officers) who are also directors.

Number of shares required for director’s qualification. Directors do not need to own shares of the Company to qualify to be a director.

Shareholder Meetings

Subject to applicable exchange requirements, we must hold a general meeting of our shareholders at least once every calendar year and not more than 15 months after the date of the annual general meeting for the preceding calendar year. A meeting of our shareholders may be held anywhere in or outside British Columbia at a time and place determined by our board of directors. The board may also determine that a meeting of shareholders may be held entirely by means of telephone, electronic or other communications facilities that permit all participants to communicate with each other during the meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days and no more than two months prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer in most circumstances. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Our Articles provide that a quorum for the transaction of business at a meeting of our shareholders is met where there are two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33.33% of the issued shares entitled to vote.

If a quorum is not present within one-half hour from the time set for such meeting, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting is requisitioned by shareholders, in which case the meeting is dissolved. At such adjourned meeting, if within one-half hour of the time set for such meeting, the person or persons present and being, or representing by proxy, one or more shareholder entitled to vote at the meeting, constitute quorum and any business may be transacted which might have been transacted at the meeting as originally notified.

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When a quorum is present or represented at any meeting, on matters requiring approval by an ordinary resolution, the vote of the holders of at least a majority of the common shares present in person or represented by proxy shall be sufficient to approve such matter, including the election of directors, and on matters requiring approval by a special resolution, the vote of holders holding at least 662/3% of the common shares present in person or represented by proxy shall be sufficient to approve such matter.

Each shareholder of record of the Company shall be entitled at each meeting of shareholders to one vote for each common share held. Upon the demand of any shareholder, the vote for directors and the vote upon any question before the meeting shall be conducted by poll.

At any meeting of the shareholders, any shareholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. No proxy shall be used to vote at a meeting of the shareholders unless it shall have been validly deposited with the Company in accordance with the Articles, the BCBCA and applicable securities laws. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the chair of the meeting who shall be appointed in accordance with the Articles and the BCBCA.

Any action which may be taken by the vote of the shareholders at a meeting, may be taken without a meeting if authorized by the written consent of shareholders holding, on matters requiring approval by an ordinary resolution, at least 66 2/3% of the common shares having the right to vote on such matter and on matters requiring approval by a special resolution, all of the common shares having the right to vote on such matter.

Our directors, our secretary (if any), our auditor and any other persons invited by our chair or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless they are a shareholder or proxy holder entitled to vote at the meeting.

Shareholder Proposals

Under the BCBCA, qualified shareholders, together with the submitter, holding (a) at least one percent (1%) of our issued common shares or (b) common shares having a fair market value in excess of C$2,000, may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA and be accompanied by one written statement in support of the proposal. The notice must include information on the business the shareholder intends to bring before the meeting.

Forum Selection

We have not included a forum selection provision in our Articles.

Ownership Limitation and Transfer of Shares

Our common shares are not subject to transfer restrictions under our Articles, but may be subject to restrictions on transfer or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our common shares by non-residents of Canada is not restricted by our Articles.

Share Transfers

Pursuant to our Articles, a transfer of a share must not be registered unless:

(a)	except as exempted by the BCBCA, a duly signed proper instrument of transfer in respect of the share has been received by the Company;
(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and
(c)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

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Change in Control

Our Articles do not contain restrictions on change in control.

Election of Directors

Our common shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the common shares represented in person or by proxy at a shareholders meeting have the power to elect all of our directors.

The directors shall be elected at the annual meeting of the shareholders by ordinary resolution, being a simple majority vote of holders of our common shares, participating and voting at such meeting, and each director elected shall hold office until the next annual general meeting held for the purpose of the election of directors is considered or his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the Articles and BCBCA. However, in the event of any casual vacancy in our board of directors such vacancy may be filled by the remaining directors and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders held for such purpose. Shareholders may by special resolution, being the approval of two-thirds of the outstanding common shares participating and voting at such meeting, at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose and elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the board of directors resulting therefrom shall be filled by the directors or by the shareholders by ordinary resolution.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the board of directors accepts the resignation of a director tendered to take effect at a future time, the board or the shareholders shall have power to elect a successor to take office when the resignation is to become effective.

Pursuant to the requirements of the TSX, the board has adopted a policy for majority voting for individual directors (the “Majority Voting Policy”). The proxy card for the meetings of shareholders enables each shareholder to vote for, or withhold their common shares from voting on, the election of each nominee separately. In accordance with the terms of the Majority Voting Policy, if the votes “for” the election of a nominee are fewer than the votes “withheld”, the nominee will be required to tender his or her resignation promptly after the meeting for the consideration of the Nominating and Corporate Governance Committee of the Board (the “Governance Committee”). Absent exceptional circumstances that would warrant the continued service of the applicable director on the board, the Governance Committee is expected to recommend acceptance of the resignation by the board. The Governance Committee will make a recommendation to the board after reviewing the matter, and the board will then decide whether to accept or reject the resignation. Following the board’s decision, which must be made within 90 days after the date of the meeting, the board will promptly issue a news release publicly disclosing its decision whether to accept or reject the applicable director’s resignation, including the reasons for rejecting the resignation, if applicable. If a resignation is accepted, subject to any corporate law restrictions, the board may leave the vacancy unfilled or appoint a new director to fill the vacancy. The director whose resignation is being considered will not participate in any Governance Committee or board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections (i.e., where the number of nominees exceeds the number of directors to be elected).

Our board adopted an Advance Notice Policy on December 18, 2015 (the “Advance Notice Policy”), under which nominating shareholders must give written notice of their intention to do so to our Corporate Secretary. Any such notice also must include the information required by the Advance Notice Policy. Subject to compliance with the Advance Notice Policy, written notice of director nominees must be made to the Corporate Secretary of the Company not less than 30 nor more than 65 days prior to the date of the shareholders meeting, provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the meeting was made, notice by the nominating shareholder may be made not later than the close of business on the 10th day following such Notice Date. Any adjournment or postponement of a meeting of shareholders or announcement thereof does not commence a new time period for the giving of a nominating shareholder’s notice.

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No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Anti-Takeover Measures

Our Articles do not provide for any anti-takeover measures.

Changes in Capital

Our Articles enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the BCBCA.

We have had no change in share capital in the prior three years other than increasing the number of issued and outstanding common shares as described elsewhere in this prospectus. Effective January 24, 2025, we completed a share consolidation of our issued and outstanding common shares on the basis of one (1) post-consolidation common share for every fifteen (15) pre-consolidation common shares. Effective August 25, 2025, we completed a share consolidation of our issued and outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.

Exchange Controls

The BCBCA and our Articles do not provide for any restriction in connection with the following:

(a)	the import or export of capital, including the availability of cash and cash equivalents for use by the Company’s group; and

(b)	the remittance of dividends, interest or other payments to nonresident holders of the Company’s securities.

Transfer Agent

The transfer agent and registrar for our common shares is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, telephone: (604) 661-9474, facsimile: (604) 661-9401.

Nasdaq Listing

Our common shares are currently listed on Nasdaq and the TSX under the symbols “BCTX” and “BCT”, respectively. Our public warrants are listed on Nasdaq under the symbols “BCTXW” and “BCTXZ”.

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Underwriting

ThinkEquity LLC is acting as the representative of the several underwriters in this Offering. On [*], 2025, we entered into an underwriting agreement with the representative (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase the number of common shares and the number of Pre-Funded Warrants listed next to each underwriter’s name in the following table, at the public offering price less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Common Shares	Number of Pre-Funded Warrants
ThinkEquity LLC
Total:

The underwriters have committed to purchase all of the common shares and Pre-Funded Warrants offered by us in this Offering, other than those securities covered by the over-allotment option described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the Underwriting Agreement. Furthermore, pursuant to the Underwriting Agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the common shares and Pre-Funded Warrants subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the common shares and Pre-Funded Warrants to the public at the public offering price set forth on the cover of the prospectus. After the common shares and Pre-Funded Warrants are released for sale to the public, the underwriters may from time to time change the offering price and other selling terms.

Over-Allotment Option

We have granted to the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to [*] additional common shares and/or Pre-Funded Warrants (15% of the common shares and Pre-Funded Warrants sold in this Offering) at the public offering price (minus $0.001 per Pre-Funded Warrant) less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent that the option is exercised, each underwriter must purchase additional common shares and/or Pre-Funded Warrants in an amount that is approximately proportionate to that underwriter’s initial purchase commitment (set forth in the table above). Any common shares and/or Pre-Funded Warrants issued or sold under the option will be issued and sold on the same terms and conditions as the other common shares and/or Pre-Funded Warrants that are the subject of this Offering.

Discounts, Commissions and Expenses

The representative has advised us that the underwriters propose to offer the common shares and Pre-Funded Warrants directly to the public at the public offering price set forth on the cover page of this prospectus and as set forth below. After the offering to the public, the offering price and other selling terms may be changed by the underwriters without changing the proceeds we will receive from the underwriters. Any common shares and Pre-Funded Warrants sold by the underwriters to securities dealers will be sold at the public offering price less a concession not in excess of $[*] per common share or Pre-Funded Warrant.

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The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their over-allotment option.

	Per Common Share	Per Pre-Funded Warrant	Total Without Over-Allotment	Total With Full Over-Allotment
Public offering price	$	$	$	$
Underwriting discount (7.5%)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We have also agreed to pay certain expenses of the representative in connection with this Offering, including:

(a) all filing fees and communication expenses associated with the review of this Offering by the FINRA; (b) fees, expenses and disbursements relating to background checks of our officers and directors; (c) fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of such states and foreign jurisdictions designated by the representative; (d) fees and expenses of the representative’s legal counsel; (e) costs and expenses for the underwriters’ use of book-building, prospectus tracking and compliance software for this Offering; (f) fees and expenses for data services and communications expenses; (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which the Company or its designee will provide within a reasonable time after the closing in such quantities as the representative may reasonably request; (h) the representative’s actual accountable “road show” expenses; and (i) the representative’s market making and trading, and clearing firm settlement expenses for the Offering. The total reimbursable accountable expenses to the representative in connection with this Offering shall be capped at $57,500, provided, however, that such expense cap in no way limits or impairs the indemnification and contribution provisions of the Underwriting Agreement.

We estimate that the total expenses in connection with this Offering payable by us, excluding the total underwriting discounts and commissions, will be approximately $[*].

Representative’s Warrants

We have agreed to issue to the representative, or its designees, warrants to purchase up to a total of 5% of the number of common shares and Pre-Funded Warrants sold in this Offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, immediately following the closing of the Offering and expiring on the date which is five years from the effective date of the registration statement at a per share price equal to 125% of the public offering price per common share in the Offering. The Representative’s Warrants will provide for customary anti-dilution provisions (the exercise price and number of common shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our common shares and the exercise price) consistent with FINRA Rule 5110, and further, the number of shares underlying the Representative’s Warrants shall be reduced if necessary to comply with FINRA rules or regulations.

Right of First Refusal

In addition, for a period of six (6) months from the date of the closing of this Offering, we agreed to grant to the representative an irrevocable right of first refusal to act as exclusive investment banker, sole and exclusive financial advisor, sole and exclusive book-runner, sole and exclusive underwriter and/or sole and exclusive placement agent, at the representative’s sole and exclusive discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such six (6) month period for us, or any successor to or any subsidiary of us, on terms and conditions customary to the representative for reach subject transaction. The representative will have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

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Lock-Up Agreements

Pursuant to “lock-up” agreements, we have agreed for a period of thirty (30) days after the date of this prospectus and our executive officers and directors have agreed for a period of three (3) months after the date of this prospectus, subject to customary exceptions, without the prior written consent of the representative, not to, directly or indirectly, offer pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of any common shares, Pre-Funded Warrants or any securities convertible into or exchangeable for common shares (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of), enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common shares, Pre-Funded Warrants or any securities convertible into or exchangeable for common shares or make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common shares, Pre-Funded Warrants or any securities convertible into or exercisable or exchangeable for common shares, Pre-Funded Warrants or any other securities of ours or publicly disclose the intention to do any of the foregoing.

Electronic Offer, Sale and Distribution of Common Shares and Pre-Funded Warrants

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. Other than this prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Stabilization

In connection with this Offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while this Offering is in progress.

Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities that underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in this Offering.

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Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this Offering, underwriters and selling group members may engage in passive market making transactions in our common shares on the national securities market on which our common shares are trading in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Determination of Offering Price

The public offering price of the securities that we are offering will be negotiated between us and the representative based on, among other things, the trading price of our common shares prior to this Offering. Other factors considered in determining the public offering price of the securities include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Other Relationships and Affiliations

From time to time, certain of the underwriters and/or their respective affiliates have received or may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business. ThinkEquity has received, or may in the future receive, customary fees and commissions for these transactions. ThinkEquity acted as our placement agent in our August 2025 offering, our underwriter in our April 2025 offering, as placement agent in our February 2025 offering, as underwriter in our December 2024 offering, as placement agent in our October 2024 offering, as placement agent in our September 2024 offering, as underwriter in our initial public offering that closed on February 26, 2021, and as placement agent in our private placement that closed on June 7, 2021. ThinkEquity received fees and/or commissions in each such offering. However, except as disclosed in this prospectus, we have no other present arrangements with the underwriters and/or their respective affiliates for any further services.

Listing

Our common shares are currently listed on Nasdaq and the TSX under the symbols “BCTX” and “BCT” respectively. Our public warrants are listed on Nasdaq under the symbols “BCTXW” and “BCTXZ”.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Investor Services Inc.

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Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

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European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities. An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or
●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité de marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Hong Kong

Neither the information in this document nor any other document relating to the offer has been delivered for registration to the Registrar of Companies in Hong Kong, and its contents have not been reviewed or approved by any regulatory authority in Hong Kong, nor have we been authorized by the Securities and Futures Commission in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire securities. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this document or any advertisement, invitation or document relating to the securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to securities which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the securities is personal to the person to whom this document has been delivered by or on behalf of our company, and a subscription for securities will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. No document may be distributed, published or reproduced (in whole or in part), disclosed by or to any other person in Hong Kong or to any person to whom the offer of sale of the securities would be a breach of the CO or SFO.

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Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this Offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa (“CONSOB”)) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

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Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

29

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

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LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon for us by Sichenzia Ross Ference Carmel LLP, New York, New York. The validity of the issuance of our common shares offered in this prospectus and certain other legal matters as to Canadian law will be passed upon for us by Bennett Jones LLP, Toronto, Canada. The underwriters are being represented by Cozen O’Connor LLP, Vancouver, Canada.

EXPERTS

The audited consolidated financial statements of the Company and its subsidiaries, as of and for the years ended July 31, 2025, and 2024, have been incorporated by reference into this prospectus in reliance upon the report of MNP LLP, independent registered public accounting firm, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC (excluding any portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the date this Offering is terminated or we issue all of the securities under this prospectus:

●	our Annual Report on Form 10-K for the fiscal year ended July 31, 2025, filed with the SEC on October 16, 2025;

●	our Current Report on Form 8-K filed with the SEC on August 26, 2025; and
●	our Form 8-A12B, filed with the SEC on February 23, 2021, including any subsequent amendments or reports filed for the purpose of updating such description.

To obtain copies of these filings, see “Where You Can Find More Information” in this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished, but not filed, with the SEC, including pursuant to Item 2.02 or Item 7.01 of Form 8-K and any corresponding information or exhibit furnished under Item 9.01 of Form 8-K.

Information in this prospectus supersedes related information in the documents listed above and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at www.sec.gov. We maintain a website at https://briacell.com. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. You may also request a copy of these filings (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus), at no cost, by writing us at BriaCell Therapeutics Corp., 235 15th Street, Suite 300, West Vancouver, BC, V7T 2X1 or contacting us at (604) 921-1810.

We have filed with the SEC a registration statement under the Securities Act relating to the Offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You may review a copy of the registration statement and the documents incorporated by reference herein through the SEC’s website at www.sec.gov.

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Up to                 Common Shares

Up to                 Pre-Funded Warrants to purchase up to Common Shares

Up to                 Common Shares Underlying such Pre-Funded Warrants

BriaCell Therapeutics Corp.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the SEC and to FINRA.

SEC registration fee	$	*
FINRA fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*To be disclosed by amendment.

Item 14. Indemnification of Directors and Officers.

Under the BCBCA, subject to certain limitations set forth in section 163 of the BCBCA, a company may (a) indemnify: an eligible party against all eligible penalties to which the eligible party is or may be liable, and (b) after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

For the purposes of this section:

“eligible party” means (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding; and

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation (A) is or may be joined as a party, or (B) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A company must not indemnify or pay the expense of an eligible party if: (i) in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct was lawful. A company cannot indemnify an eligible party if it is prohibited from doing so under its Articles, by the BCBCA or by other applicable law.

A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding only if the eligible party has provided the company with an undertaking that, if it is ultimately determined that the payment of expenses was prohibited by the BCBCA, the eligible party will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such proceeding or was substantially successful on the merits in the outcome of such proceeding.

On application from an eligible party, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding, the payment of some or all of the expenses incurred by an eligible party in respect of an eligible proceeding and the enforcement of an indemnification agreement. As permitted by the BCBCA, under Section 21 of the Articles, we are required to indemnify our directors and former directors (and such individual’s respective heirs and legal representatives) and we will indemnify any such person to the extent permitted by the BCBCA.

We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

Insofar as indemnification for liabilities under the Securities Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that is it is the opinion of the SEC that such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable.

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Item 15. Recent Sales of Unregistered Securities.

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:

On May 12, 2023, the Company entered into a share purchase agreement with Prevail Partners, LLC, an investment fund, pursuant to which the Company agreed to issue 3,089 common shares at a purchase price of $1,294.50 per share for an aggregate purchase price of $4,000,000.

On September 11, 2024, the Company entered into a placement agency agreement with ThinkEquity, pursuant to which, as part of its compensation for acting as placement agent, we issued to ThinkEquity, 4,108 placement agent warrants to purchase 4,108 common shares. The placement agent warrants became exercisable on March 11, 2025, expire on September 11, 2029, and have an exercise price of $129.40 per common share.

On October 1, 2024, the Company entered into a placement agency agreement with ThinkEquity, pursuant to which as part of its compensation for acting as placement agent, we issued to ThinkEquity, 1,709 placement agent warrants to purchase 1,709 common shares. The placement agent warrants became exercisable upon issuance, expire on October 2, 2029, and have an exercise price of $182.80.

On December 11, 2024, the Company entered into an underwriting agreement with ThinkEquity as representative of the several underwriters named therein, pursuant to which, as part of its compensation for acting as representative, we issued to ThinkEquity, 2,466 representative warrants to purchase 2,466 common shares to the designees of ThinkEquity. The representative warrants became exercisable upon issuance, expire December 13, 2029, and have an exercise price of $140.60.

On February 3, 2025, the Company entered into a placement agency agreement between the Company and ThinkEquity, pursuant to which, as part of its compensation for acting as placement agent, we issued to ThinkEquity, 3,812 placement agent warrants to purchase 3,812 common shares. The placement agent warrants were exercisable upon issuance, expire February 5, 2030, and have an exercise price of $50.00 per common share.

On April 24, 2025, the Company entered into an underwriting agreement with ThinkEquity as representative of the several underwriters named therein, pursuant to which, as part of its compensation for acting as representative, we issued to ThinkEquity, 15,333 representative warrants to purchase 15,333 common shares to the designees of ThinkEquity. The representative warrants became exercisable upon issuance, expire April 24, 2030, and have an exercise price of $52.50.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D.

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Item 16. Exhibits and Financial Statement Schedules.

The following exhibits to this registration statement included in the Index to Exhibits are incorporated by reference.

INDEX TO EXHIBITS

1.1**	Form of Underwriting Agreement by and between BriaCell Therapeutics Corp. and ThinkEquity LLC

3.1	Articles of BriaCell Therapeutics Corp., dated July 26, 2006 (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

3.2	Notice of Articles, dated November 25, 2014 (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

3.3	Notice of Articles, dated August 22, 2019 (incorporated by reference to Exhibit 3.4 to our Registration Statement on Form F-1 filed with the SEC on June 15, 2021)

3.4	Alteration to Articles filed February 13, 2023 (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on February 15, 2023)

3.5	Notice of Articles filed August 31, 2023 (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on September 7, 2023)

3.6	Notice of Articles filed August 31, 2023 (incorporated by reference to Exhibit 3.2 to Form 8-K filed with the SEC on September 7, 2023)

4.1	Description of Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.1 to our Form 10-K filed with the SEC on October 25, 2023)

4.2	Warrant Agent Agreement by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., and Form of Warrant for Registered Offering (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed with the SEC on January 23, 2020)

4.3	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 filed with the SEC on February 18, 2021)

4.4	Form of Warrant issued May 17, 2024 (incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on May 17, 2024)

4.6	Form of Warrant issued June 7, 2021 (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form F-1 filed with the SEC on June 15, 2021)

4.7	Form of Placement Agent Warrant issued June 7, 2021 (incorporated by reference to Exhibit 4.3 to Form 6-K filed with the SEC on June 4, 2021)

4.8	Form of Pre-funded Warrant issued May 17, 2024 (incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on May 17, 2024)

4.9	Form of Placement Agent Warrant issued May 17, 2024 (incorporated by reference to Exhibit 4.3 to Form 8-K filed with the SEC on May 17, 2024)

4.10	Form of Placement Agent Warrant issued September 12, 2024 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on September 12, 2024)

4.11	Form of Warrant issued October 2, 2024 (incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on October 2, 2024)

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4.12	Form of Placement Agent Warrant issued October 2, 2024 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on September 12, 2024)

4.13	Form of Warrant issued December 13, 2024 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on December 13, 2024)

4.14	Form of Representative’s Warrant issued December 13, 2024 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on December 13, 2024)

4.15	Form of Placement Agent Warrant issued February 5, 2025 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on February 5, 2025)
4.16	Form of Warrant issued April 28, 2025 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on April 28, 2025)
4.17	Form of Pre-funded Warrant issued April 28, 2025 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on April 28, 2025)
4.18	Form of Representative’s Warrant issued April 28, 2025 (incorporated by reference to Exhibit 4.3 to our Form 8-K filed with the SEC on April 28, 2025)
4.19

Warrant Agent Agreement by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., and Form of Warrant for Registered Offering (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form S-1 filed with the SEC on April 23, 2025)

4.20

Form of Amendment No. 1 to Warrant Agent Agreement by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.20 to our Registration Statement on Form S-1 filed with the SEC on July 10, 2025)

4.21	Form of Warrant issued July 16, 2025 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on July 16, 2025)
4.22	Form of Pre-funded Warrant issued July 16, 2025 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on July 16, 2025)
4.23	Warrant Agent Agreement by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., dated April 25, 2025 (incorporated by reference to Exhibit 10.1 to our Form 8-K filed with the SEC on April 28, 2025)

4.23**	Form of Pre-Funded Warrant

4.24**	Form of Representative’s Warrant

5.1**	Opinion of Bennett Jones LLP

5.2**	Opinion of Sichenzia Ross Ference Carmel LLP

10.1	Stock Option Plan, dated November 25, 2014 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.2	Service Agreement with UC Davis, dated June 11, 2015 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.3	Amendment #1 to Service Agreement with UC Davis, dated June 12, 2016 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.4	Licensing Agreement between Faller & Williams Technology LLC and Sapientia Pharmaceuticals, Inc., dated March 16, 2017 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.5	Amendment #1 to Services Agreement with Colorado State University, dated March February 1, 2019 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.6	Clinical Study Agreement with Cancer Insight, LLC, dated September 29, 2017 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.7	Amendment #2 to Service Agreement with UC Davis, dated August 27, 2018 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

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10.8	Master Services Agreement, dated February 27, 2020 (incorporated by reference to Exhibit 10.16 to Form 10-K filed with the SEC on October 25, 2023)

10.9	First Supplement to Clinical Study Agreement with Cancer Insight, LLC, dated October 18, 2018 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.10	Amendment #1 to Services Agreement with Colorado State University, dated April 2, 2019 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.11	Stem Cell Program Services Agreement with UC Davis, May 3, 2019 (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.12	HLA Typing Services Agreement with Histogenetics, dated October 3, 2019 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.13	Procurement Agreement with Catalent Pharma Solutions, LLC, dated June 13, 2019 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.14	Clinical Supply Services Agreement with Catalent Pharma Solutions, LLC, dated June 13, 2019 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.15	Quality Agreement with Catalent Pharma Solutions, LLC, dated June 25, 2019 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the SEC on October 22, 2019)

10.16	Cooperative Research and Development Agreement, dated October 28, 2020 (incorporated by reference to Exhibit 10.44 to our Registration Statement on Form F-1 filed with the SEC on June 15, 2021)

10.17	Form of Securities Purchase Agreement dated June 3, 2021 (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on June 4, 2021)

10.18+	Compensation Agreement with Dr. William V. Williams, dated August 31, 2021 (incorporated by reference to Exhibit 10.22 to Form 10-K filed with the SEC on October 25, 2023)

10.19+	Compensation Agreement with Dr. William V. Williams, dated June 21, 2022 (incorporated by reference to Exhibit 10.23 to Form 10-K filed with the SEC on October 25, 2023)

10.20+	Employment Agreement with Giuseppe Del Priore, dated February 14, 2022 (incorporated by reference to Exhibit 10.24 to Form 10-K filed with the SEC on October 25, 2023)

10.21+	Employment Agreement with Gadi Levin, dated March 2, 2022 (incorporated by reference to Exhibit 10.25 to Form 10-K filed with the SEC on October 25, 2023)

10.22+	Employment Agreement with Miguel Lopez-Lago, dated May 26, 2022 (incorporated by reference to Exhibit 10.26 to Form 10-K filed with the SEC on October 25, 2023)

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10.23	Exclusive License Agreement (incorporated by reference to Exhibit 10.27 to Form 10-K filed with the SEC on October 25, 2023)

10.24	Omnibus Equity Incentive Plan (incorporated by reference from Schedule I to the Proxy Statement for BriaCell Therapeutics Corp. 2023 Annual and Special Meeting of Shareholders, filed with the SEC on January 17, 2023).

10.25	Master Service and Technology Agreement dated May 9, 2023 (incorporated by reference to Exhibit 10.29 to Form 10-K filed with the SEC on October 25, 2023)

10.26	Stock Purchase Agreement dated May 12, 2023 (incorporated by reference to Exhibit 10.30 to Form 10-K filed with the SEC on October 25, 2023)

10.27	Arrangement Agreement dated May 24, 2023 (incorporated by reference to Exhibit 10.31 to Form 10-K filed with the SEC on October 25, 2023)

10.28	Placement Agency Agreement, dated May 14, 2024, by and between the Company and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.2 to our Form 8-K filed with the SEC on May 17, 2024)

10.29	Placement Agency Agreement, dated September 11, 2024, by and between the Company and ThinkEquity LLC (incorporated by reference to Exhibit 10.1 to our Form 8-K filed with the SEC on September 12, 2024)

10.30	Placement Agency Agreement, dated October 1, 2024, by and between the Company and ThinkEquity LLC (incorporated by reference to Exhibit 10.1 to our Form 8-K filed with the SEC on October 2, 2024)

10.31	Underwriting Agreement, dated December 11, 2024, between the Company and ThinkEquity LLC (incorporated by reference to Exhibit 1.1 to our Form 8-K filed with the SEC on December 13, 2024)***

10.32	Placement Agency Agreement, dated February 3, 2025, between the Company and ThinkEquity LLC (incorporated by reference to Exhibit 10.1 to our Form 8-K filed with the SEC on February 5, 2025)
10.33	Underwriting Agreement, dated April 24, 2025, between the Company and ThinkEquity LLC (incorporated by reference to Exhibit 1.1 to our Form 8-K filed with the SEC on April 28, 2025)
10.34	Placement Agency Agreement, dated July 15, 2025, between the Company and ThinkEquity LLC (incorporated by reference to Exhibit 1.1 to our Form 8-K filed with the SEC on July 16, 2025).

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K filed with the SEC on October 29, 2024)

23.1**	Consent of MNP LLP

23.2**	Consent of Bennett Jones LLP (included in Exhibit 5.1)

23.3**	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.2)

24.1**	Power of Attorney

107**	Filing Fee Table

+	Indicates a management contract or compensatory plan or arrangement.
*	Filed herewith.
**	To be filed by amendment.
***	Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the SEC or its staff upon request.

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Item 17. Undertakings.

(1) The undersigned registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(a)(i), (1)(a)(ii), and (1)(a)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(e) that, for purposes of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. (e) that, for purposes of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Vancouver, British Columbia, on [*], 2025.

BRIACELL THERAPEUTICS CORP.

By:
Name:	Dr. William V. Williams
Title:	Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. William V. Williams as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Chairman	[*], 2025
Dr. William V. Williams	(Principal Executive Officer)

	Chief Financial Officer	[*], 2025
Gadi Levin	(Principal Financial and Accounting Officer)

	Chairman, Director	[*], 2025
Jamieson Bondarenko

	Director	[*], 2025
Dr. Rebecca Taub

	Director	[*], 2025
Vaughn C. Embro-Pantalony

	Director	[*], 2025
Martin Schmieg

	Director	[*], 2025
Dr. Jane Gross

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